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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                 LCA-VISION INC.
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                                (Name of Issuer)

                     COMMON STOCK, par value $.001 per share
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                              (Title of Securities)

                                   501803 20 9
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                                 (CUSIP Number)

                              Lauren Jennings, Esq.
                            Goldstein & Manello, P.C.
                               265 Franklin Street
                                Boston, MA 02110
                                 (617) 946-8000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 29, 1997
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             (Date Of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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  CUSIP No. 501803 20 9           SCHEDULE 13D            Page  2 of  6 Pages
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-2897945

        Summit Technology, Inc.
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS*

        00
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
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                         7.       SOLE VOTING POWER

                                  7,164,371(1)
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        24,893,941(2)
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          7,164,371
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  0
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,164,371
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.54%
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14.     TYPE OF REPORTING PERSON*

        CO
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) On all matters other than election of directors.

(2) For purposes of election of directors only and for no other purpose. Summit, however, disclaims beneficial ownership of 17,729,570 of these Shares. See the response to Item 5 of this Schedule 13D.
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ITEM 1.       SECURITY AND ISSUER.

              This statement on Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $.001 par value per share (the "Shares"), of LCA-Vision Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7840 Montgomery Road, Cincinnati, Ohio 45236.

ITEM 2.       IDENTITY AND BACKGROUND.

              Summit Technology, Inc. ("Summit") is organized under the laws of The Commonwealth of Massachusetts. Summit develops, manufactures and markets ophthalmic laser systems designed to correct vision disorders such as nearsightedness, farsightedness and astigmatism. Summit also participates in per procedure royalties payable to Pillar Point Partners, a partnership formed by Summit and VISX, Inc. to hold certain U.S. patents covering excimer laser systems and procedures. Through its wholly-owned subsidiary Lens-Express, Inc., Summit sells contact lenses and related products. Summit's principal business address is 21 Hickory Drive, Waltham, Massachusetts 02154.

              During the last 5 years, Summit has not been convicted in any criminal proceeding, nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

              The Shares of the Issuer were acquired in exchange for 5,000,000 shares of the common stock, par value $.01 per share ("RCII Common Stock") of Refractive Centers International, Inc. ("RCII"), a wholly-owned subsidiary of Summit, which represented all of the shares of common stock of RCII owned by Summit.

ITEM 4.       PURPOSE OF TRANSACTION.

              The purpose of the transaction was the sale by Summit of its subsidiary, RCII. On July 23, 1997 Summit entered into an acquisition agreement (the "Acquisition Agreement") with the Issuer and RCII pursuant to which Summit agreed to sell all of the RCII Common Stock owned by it to the Issuer in return for a number of Shares of the Issuer determined pursuant to a formula contained in the Acquisition Agreement. The transaction closed on August 18, 1997, and Summit received 16,164,361 Shares of the Issuer in exchange for the RCII Common Stock owned by it.

              Under the Acquisition Agreement, Summit was obligated to distribute not less than 9,000,000 Shares of the Issuer to shareholders of Summit as a dividend, upon registration by the Issuer of such Shares under the Securities Act of



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1933 (the "33 Act"). Pursuant to the terms of the Acquisition Agreement, the
Issuer is obligated to register such shares under the 33 Act within 60-90 days of the closing of the Acquisition Agreement, which was August 18, 1997 (the "Closing Date"). On December 29, 1997, Summit distributed 8,999,990 Shares to its shareholders in accordance with the provisions of the Acquisition Agreement.

              In addition, Summit and the Issuer have entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which Summit has the right, on any date after nine (9) months from the Closing Date, to demand that the Issuer register under the 33 Act the remaining Shares owned by Summit, to enable Summit to sell such Shares.

              In connection with the Acquisition Agreement, two of the Issuer's directors resigned, the Issuer's board of directors was set at five (5) directors, and the vacancies were filled by the remaining directors with pre-selected persons agreed to by Summit, the Issuer and the major shareholders of the Issuer (the "Major Shareholders"). Summit, the Issuer and the Major Shareholders have entered into a Shareholders' Agreement (the "Shareholders' Agreement") pursuant to which Summit and the Major Shareholders have agreed to vote for certain designated nominees as directors of the Issuer, and have agreed to a procedure for selecting alternate nominees if any of the designated nominees are unable or unwilling to serve as director.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (a) Summit beneficially owns 7,164,371 Shares of the Issuer, representing approximately 19.54% of the issued and outstanding Shares.

              Under the Shareholders' Agreement, Summit and the Major Shareholders have agreed to vote for certain designated nominees as directors of the Issuer. The Major Shareholders are Stephen N. Joffe, Sandra F.W. Joffe and Craig P.R. Joffe; together the Major Shareholders own an aggregate of 17,729,570 Shares, representing approximately 48.37% of the issued and outstanding Shares. The arrangement under the Shareholders' Agreement may cause Summit and the Major Shareholders to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "34 Act"). If Summit and the Major Shareholders are considered to be a group, Summit would be deemed to beneficially own 24,893,941 Shares of the Issuer, representing approximately 67.92% of the issued and outstanding Shares.

              Summit expressly disclaims beneficial ownership of the Shares owned by the Major Shareholders and declares pursuant to Rule 13d-4 under the Act that the filing of this Schedule 13D is not to be construed as an admission that Summit is, for purposes of Section 13(d) or 13(g) of the 34 Act, the beneficial owner of the Shares so owned by the Major Shareholders.

              Under the Acquisition Agreement, Summit agreed with the Issuer that, upon the effectiveness of a registration statement to be filed by the Issuer



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under the 33 Act with respect to such Shares, Summit will distribute not less than 9,000,000 of the Shares owned by it to shareholders of Summit. On December 29, 1997, Summit distributed to its shareholders 8,999,990 Shares.

              (b) Summit has the sole power to vote or direct the vote of the 7,164,371 Shares beneficially owned by it on all matters other than the election of directors. Summit also has the sole power to dispose or direct the disposition of the 7,164,371 Shares beneficially owned by it.

              Summit may be deemed to share the power to vote its 7,164,371 Shares and the 17,729,570 Shares of the Major Shareholders on any vote for the election of directors of the Issuer.

              (c) Except for the distribution of Shares to its shareholders, no transactions in the Shares have been effected by Summit during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Summit has entered into the Acquisition Agreement, Shareholders' Agreement and Registration Rights Agreement described in Item 4 hereof.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1 Acquisition Agreement, dated July 23, 1997, (the ("Acquisition Agreement") between Summit Technology, Inc. ("Summit"), Refractive Centers International, Inc. ("RCII") and LCA-Vision Inc. ("LCA"). Summit will furnish supplementally a copy of any omitted exhibit to the Acquisition Agreement to the Securities and Exchange Commission upon request.*

              Exhibit 2 Shareholders' Agreement, dated August 18, 1997, between Summit, LCA, Stephen N. Joffe, Sandra F.W. Joffe and Craig P.R. Joffe.*

              Exhibit 3 Registration Rights Agreement, dated August 18, 1997 between Summit and LCA.*



              * Previously filed.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   January 9,1998
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                                                       (Date)


                                              /s/ Robert J. Palmisano
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                                                    (Signature)


                                    Robert J. Palmisano, Chief Executive Officer
                                    --------------------------------------------
                                                    (Name/Title)






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